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                             December 4, 2020

       Philippe Mauberna
       Chief Financial Officer
       Nanobiotix S.A.
       60, rue de Wattignies
       75012 Paris, France

                                                        Re: Nanobiotix S.A.
                                                            Registration
Statement on Form F-1
                                                            Filed November 20,
2020
                                                            File No. 333-250707

       Dear Mr. Mauberna:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Summary
       Overview, page 1

   1. We refer to your revised disclosures on page 3 regarding Study 1100 and your disclosures on page 108 that there
were two serious adverse events that were reported that could relate to NBTXR3 and
considered dose-limiting toxicities. Please update your disclosure in this section here to
disclose that there were two SAEs.
       NBTXR3 Development Pipeline, page 4

   2. We note your revised footnote disclosure to the pipeline table that you believe
                                                        PharmaEngine is in
material breach to use commercially reasonable efforts to develop
                                                        NBTXR3 in the
Asia-Pacific region, and that these trials may not progress any further.
 Philippe Mauberna
Nanobiotix S.A.
December 4, 2020
Page 2
      We also note that you have deleted narrative disclosures regarding PharmaEngine's trials in the Summary section and elsewhere in your prospectus. In light of these developments, please also delete the PharmaEngine trials from your pipeline table.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact David Burton at 202-551-3626 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Dorrie Yale at 202-551-8776 with any other questions.



                                                           Sincerely,
FirstName LastNamePhilippe Mauberna
                                                           Division of
Corporation Finance
Comapany NameNanobiotix S.A.
                                                           Office of Life
Sciences
December 4, 2020 Page 2
cc:       Peter Devlin, Esq.
FirstName LastName